[USG Letterhead]

June 27, 2006

VIA FACSIMILE AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lesli Sheppard

Re:	Request for Acceleration
USG Corporation
Registration Statement on Form S-1 (Reg. No. 333-132203)

USG Corporation (the “Company”) respectfully requests under Rule 461(a) of the Securities Act of 1933, as amended (the “Securities Act”) that the effective date of the above-referenced Registration Statement under the Securities Act be accelerated to 3:00 p.m. on Thursday, June 29, 2006, or as soon thereafter as possible. The undersigned respectfully requests that you notify the Company of such effectiveness by a telephone call to Timothy J. Melton of Jones Day, the Company’s outside counsel, at (312) 269-4154, or Charles T. Haag, also of Jones Day, at (202) 879-3468, and that such effectiveness also be confirmed in writing.

The Company confirms that is aware of its obligations under the Securities Act and the Securities Act of 1934, as amended, with respect to the registration of the securities specified in the above-referenced Registration Statement. In addition, the Company represents that in connection with the Registration Statement:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued attention to this matter.

Very truly yours,

USG CORPORATION

By:	/s/ J. Eric Schaal
	Name:	J. Eric Schaal
	Title:	Corporate Secretary and Associate General Counsel